Grupo PRISA

RECEIVED

2006 JUL 24 P 2:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Miguel Satrústegui Gil-Delgado
Secretario General

Mr. Paul Dudek
Office of International Corporate [redacted]
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

06015419

SUPPL

Madrid, July 17, 2006

PROCESSED

JUL 24 2006

THOMSON
FINANCIAL

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A) The English version of a notice of significant event (Comunicación de hecho relevante), dated April 20, 2006, regarding the appointment of Ms. Agnés Noguera Borel as Director of the company. This English version was not filed with the CNMV, and is attached as **<u>Item 1</u>**.

B) The English version of a notice of significant event (Comunicación de hecho relevante), dated April 20, 2006, regarding the acquisition by Promotora de Informaciones, S.A. to Courical Holding, BV and Berggruen Holdings Limited of 24% of the share capital of its subsidiary Prisa Division Internacional, S.L. This English version was not filed with the CNMV, and is attached as **<u>Item 2</u>**.

C) The English version of a notice of significant event (*Comunicación de hecho relevante*), dated April, 24, 2006, regarding the first quarter report of the year 2006. This English version was not filed with the CNMV, and is attached as **<u>Item 3</u>**.

D) The English version of a press release and a notice of significant event (Comunicación de hecho relevante), dated April 25 and May 19, 2006, respectively, regarding the syndicated financing contract for a maximum of 1,600 million Euro, signed by Promotora de Informaciones, S.A. with a group of 40 financial entities. These English versions were not filed with the CNMV and are attached as **<u>Item 4 and 5</u>**.

E) The English version of a notice of significant event (Comunicación de hecho relevante), dated April 28, 2006, regarding the agreement reached between Promotora de Informaciones, S.A. and the remaining shareholders of Dédalo Grupo Gráfico, S.L., within the framework of the future restructuring of the bank debt of said company. This English version was not filed with the CNMV, and is attached as **<u>Item 6</u>**.

dw 7/24

Gran Vía, 32

F) The English version of a notice of significant event (Comunicación de hecho relevante), dated June 14, 2006, regarding the operations in relation to Grupo Latino de Radio, S.L. This English version was not filed with the CNMV, and is attached as **Item 7**.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,

Miguel Satrústegui
General Secretary

Enclosures

RECEIVED
2006 JUL 24 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, April 20, 2006

ANNOUNCEMENT OF RELEVANT INFORMATION

This is to announce that at its meeting held today the Board of Directors of PROMOTORA DE INFORMACIONES, S.A. voted to appoint Ms. Agnès Noguera Borel to fill the vacancy on the board left by Mr. Alvaro Noguera Giménez upon his death.

The Board of Directors likewise appointed Ms. Agnès Noguera Borel member of the Remuneration and Appointments Committee.

ITEM 2

Madrid, April 20, 2006

Announcement of Relevant Information

Promotora de Informaciones, S.A (PRISA) announces that, with a view to proceeding with the short-term restructuring of its international business in which Prisa Divisiön Internacional, SL is its leading enterprise, today PRISA acquired from Courical Holding, BV and Berggruen Holdings Limited 16.8% and 7.2% of the share capital which those companies respectively held in Prisa Divisiön Internacional, SL.

After that acquisition PRISA now owns 99.998% of the share capital of Prisa Divisiön Internacional, SL.

The cost of the operation amounted to a total of 46,300,000€.

GENERAL

5.1.3 version

Security Reference

	1	2006

INFORMATION CORRESPONDING TO:

PERIOD: 1st Quarter **YEAR: 2006**

I. IDENTIFICATION OF ISSUER

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA **Tax ID No.: A-28297059**

Persons responsible for this information, positions that they hold, and identification of the powers or powers of attorney by virtue of which they represent the company:

Juan Luis Cebrian, CEO of the Prisa Group
Notarial Power of Attorney No. 2387/99 of July 5, 1999

QUARTERLY EARNINGS REPORT

(With regard to consolidated information, only fill in the column that corresponds to current accounting principles).

Euros 000		Individual		Consolidated National GAAP		Consolidated IFRS Adopted	
		Current Year	Last Year	Current Year	Last Year	Current Year	Last Year
Net turnover (1)	0800	3.679	3.445			362.820	321.498
Profit/Loss Before Taxes/ Profit/Loss Before Taxes on Ongoing Operations (2)	1040	67.541	30.771			42.281	42.220
Net Profit/Loss on Ongoing Operations (3)	4700					34.067	29.331
Net Profit/Loss for the Year (4)	1044	61.857	35.392			34.067	29.331
Minority Interest	2050					-3.289	-197
Net profit/loss attributable to the parent company / Net profit/loss attributable to holders of equity instruments in the parent company	2060					30.778	29.134
Subscribed capital	0500	21.881	21.881				
Average No. of employees	3000	108	104			9.920	9.370

B) BUSINESS OVERVIEW

(Although in summarized form due to the concise nature of this quarterly information, comments included in this section should enable investors to form an adequate opinion concerning the activities in which the company is engaged and the results obtained during the period covered by this quarterly report, as well as its financial and equity position and other essential data concerning the general course of the company's affairs. Lastly a clear distinction should be drawn in the comments between consolidated financial magnitudes and individual financial magnitudes, if applicable.)

See the attached results

C) FILING CRITERIA AND VALUATION RULES

(The preparation of the accounting data and information included in the present periodic public report should be based on the valuation principles and standards and accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts corresponding to the period for which this periodic public information is being filed. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position and the results of the company or its consolidated group. In addition, and in similar detail, if applicable and with regard to the latest audited accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting standards applicable to the company. When pursuant to applicable legislation adjustments and/or reclassifications were applied during the previous period due to changes in accounting policy, correction of errors, or changes in the classification of specific items, the quantitative and qualitative information required to explain those adjustments and/or reclassifications should be included in that section.)

Individual financial information:

The financial information corresponding to Promotora de Informaciones, S.A.'s individual accounts was prepared based on Spanish GAAP, applying the same accounting principles, criteria and policies as in the previous annual accounts, in accordance with current accounting legislation.

Consolidated financial information:

Promotora de Informaciones, S.A.'s consolidated financial information was prepared based on International Financial Reporting Standards (IFRS) and the interpretations of the Standard Interpretations Committee (SIC) and the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board, and were not audited. Certain projects, resolutions and interpretations have been submitted for review and discussion to the IASB, IFRIC and/or the securities market regulating authorities.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention of any dividends distributed since the beginning of the fiscal year)

		% over par	Euros per share	Total (in Euros 000)
1. Common Stock	3100	100.0	0.14	30.204
2. Preferred Stock	3110			
3. Redeemable Stock	3115			
4. Nonvoting Stock	3120			

Additional information concerning the distribution of dividends (on account, supplementary, etc.)

(not applicable)

E) RELEVANT EVENTS (*)

	Code	YES	NO
1. Acquisitions or transfers of holdings in listed companies for which notification is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200	X	
2. Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Companies Law (1%).	3210		X
3. Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.).	3220		X
4. Increases or reductions in share capital or in the face value of shares.	3230		X
5. Bond issues, repayment or cancellation.	3240		X
6. Change of directors or members of the Board of Directors.	3250		X
7. Amendment of corporate bylaws.	3260		X
8. Transformations, mergers or demergers.	3270		X
9. Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group.	3280		X
10. Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group.	3290		X
11. Insolvencies, suspension of payments, etc.	3310		X
12. Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company.	3320		X
13. Strategic alliances with national or international groups (stock swaps, etc.).	3330		X
14. Other significant events.	3340	X	

(*) Mark the corresponding column with an "X". Where the answer is "yes," attach an explanation including the date of the notice filed with the CNMV (National Securities Market Commission) and the SRBV (Stock Exchange Management Company).

F) ATTACHMENT EXPLAINING RELEVANT EVENTS

On January 23 the National Securities Exchange Commission announced that during its board meeting held that same day, it authorized the public offer to acquire 20% of the capital stock of Sogecable, S.A.

On January 26 Prisa announced that its US subsidiary GLR Southern California LLC has acquired from Citicasters, a subsidiary of Clear Channel, the programming and commercial exploitation rights in an AM radio operation, with coverage extending from the north of Baja California, Mexico to Los Angeles, California.

On January 30 a novation of the parties was announced with respect to the agreement signed by Timón, S.A. and other individual and corporate shareholders of Promotora de Publicaciones, S.L. with regard to Promotora de Informaciones, S.A.

On January 31 Sogecable, S.A. submitted the report issued by its Board of Directors concerning Prisa's public offer to acquire stock in that company.

On February 16 Prisa announced that it had decided to hold the initial session of its Annual Shareholders Meeting on March 23, 2006.

On February 16 Prisa submitted its Annual Report on Corporate Governance for the 2005 fiscal year.

On February 16 Prisa announced that its Board of Directors had resolved to modify the clause "Irrevocability of the Votes Cast" of its Rules for Interpreting and Applying the Regulation of the Annual Shareholders Meeting of Promotora de Informaciones, S.A.

On February 17 Prisa submitted its results for the 2005 fiscal year.

On February 21 Prisa submitted the announcement of the call for its Annual Shareholders Meeting, together with the documentation made available to its shareholders.

On March 23 Prisa announced the resolutions adopted at the Annual Shareholders Meeting held that same day.

On March 23 Prisa announced that it was resolved at the Annual Shareholders Meeting to distribute a dividend from the profits for the 2005 fiscal year in the amount of 0,140 Euros (gross) per share. It was decided that the dividend would be paid on March 28, 2006.

On March 23 Prisa added the texts of the of the speeches of the Chairman of the Board of Directors and the Chief Executive Officer delivered at the Annual Shareholders Meeting.

On March 23 Prisa announced that the Board of Directors has proceeded to implement the delivery of shares to Grupo Prisa executives and managers, from the Company's treasury stock, as extended during the Annual Meeting held on March 17, 2005. The

total value of the shares to be delivered amounts to 288,000 €, each recipient receiving a maximum of 12,000 € worth of shares.

On March 29 Prisa announced the implementation of the capital increase of its investee SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, SL, 80% by Grupo Prisa and 20% by Grupo Godó, by means of contributing to it 99.99% of the capital of SOCIEDAD ESPAÑOLA DE RADIODIFUSIÓN SA, owned by Prisa, and 100% of INVERSIONES GODÓ S.A (50.93% owned by Grupo Prisa and 49.07% by Grupo Godó) and PALTRIEVA S.A. The latter two control 99.42% of Antena 3 de Radio, S.A.

- Unless otherwise indicated, all figures should be expressed in thousands of Euros, rounded off without decimals.
- Negative figures should be preceded by a minus sign (-) in front of the corresponding number.
- Unless otherwise indicated, each amount expressed in numbers should be accompanied by the corresponding figure for the preceding period.
- The adopted International Financial Reporting Standards ("adopted IFRS") shall mean those standards adopted by the European Commission in accordance with the procedures set forth in Regulation 1606/2002 (EC) of the European Parliament and Council of July 19, 2002.
- The financial information provided in this form shall comply with the accounting standards and principles for recognition and valuation applicable for the entity in question for preparing their financial reports for the year for which this periodic public information is being filed. Until the fiscal year commencing January 1, 2007, all companies (with the exception of credit institutions) which pursuant to the provisions of the Commercial Code are required to file annual consolidated accounts and which at the close of the accounting period have only issued fixed-income securities listed on a stock exchange, and which have chosen to continue applying the standards contained in Section Three, of Title III of Book One of the Commercial Code and implementing legislation shall file the periodic public consolidated information required under section A) under "National Consolidated Standards", provided that the adopted IFRS were not applied during the previous fiscal year.

Definitions:

- (1) The Net Turnover figure should include all amounts from the sale of goods and provision of services corresponding to the company's ordinary activities, minus rebates and other reductions applied to sales, as well as VAT and other taxes directly related to the turnover figure. In the event that consolidated figures should be filed in accordance with the adopted IFRS, the information provided in this section should be prepared in accordance with those standards.
- (2) Profit/Loss Before Taxes: companies that file their periodic financial reports in accordance with the adopted IFRS should include under this section their pre-tax profit/loss on continuing operations.
- (3) Profit/Loss for the Period on Ongoing Operations: this section must only be completed by those entities that present their financial reports according to the adopted IFRS and should reflect after-tax profit/loss on continuing operations.
- (4) Profit/Loss for the Year: those entities that file their financial reports in accordance with the adopted IFRS shall include under this heading their profit/loss for the year from continuing operations plus/minus after-tax profit/loss on discontinuing operations.

Grupo PRISA

Quarterly results
January-March 2006

24th April 2006

PRISA INCREASES ITS OPERATING PROFIT (EBIT) BY 18.9% IN THE FIRST QUARTER OF 2006.

Revenues increased by 12.8% and net result reached €30.8 million.

The tender offer for 20% of Sogecable's share capital finished successfully and now Prisa owns 43.43% of the audiovisual company. The stake in Sogecable, together with media Capital and Localia , makes Grupo Prisa the leader in the Audiovisual Iberian market.

The most important results in the first quarter of 2006 have been the following:

- **Advertising growth (+15.7%).** Growth in Radio in Spain (+17.7%), El País (+5.1%) and International Media (+52.7%) explains this performance.
- **Books sales in Santillana increased by 29.3%.** *It is worth highlighting the strength in* Brazil (+42.0%), Argentina (+44 .8%), and Chile (+47.3).
- **Add-ons revenues increased by 9.7%** ***reaching*** €35.69 million. The ebit margin was 32.2 %. This activity has started its international expansion in other countries such as France, Italy or Portugal.
- **AS increased its revenues by 11.4%, improving its average daily circulation**, ***and gaining market share.*** Its advertising revenues increased by 27.1%.
- **Prisacom (Internet activities) increased its revenues by** 34.4% and reduced the operating losses by 76.6%.

Other important activities have been the following:

- The tender offer over 20% of Sogecable finished successfully. Sogecable figures will be fully consolidated in Grupo Prisa from the 1st of April 2006.
- Antena 3 has been fully consolidated in Grupo Prisa figures from the first of January 2006.
- A new AM radio station is broadcasting through Los Angeles and San Diego (USA).

PROFIT & LOSS ACCOUNT

€ Million	JANUARY-MARCH 2006	2005	Chg. %
Operating Revenues	**375.60**	**332.94**	**12.8**
EBITDA	**79.57**	**64.49**	**23.4**
EBIT	**55.11**	**46.33**	**18.9**
Net financial cost	(7.46)	(2.15)	-
Income from associates	(5.37)	(1.96)	(174.7)
Profit before tax	**42.28**	**42.22**	**0.1**
Income tax expense	8.22	12.89	(36.3)
Results from discontinued activities	-	-	-
Minority interest	3.29	0.20	-
Net profit	**30.78**	**29.13**	**5.6**
EBITDA Margin	**21.18%**	**19.37%**	
EBIT Margin	**14.67%**	**13.92%**	

OPERATING REVENUES

In the first quarter of 2006, revenues increased by 12.8% reaching €375.60 million compared with €332.94 million in the same period previous year. Revenues breakdown by business line is as follows:

€ Million	JANUARY-MARCH 2006	2005	Chg. %
Advertising Revenues	129.89	112.23	15.7
Books & Rights sales	113.56	87.80	29.3
Newspapers and Magazine sales	51.94	52.78	(1.6)
Revenues from Add-ons	35.69	32.53	9.7
Printing Sales[1]	13.01	14.98	(13.1)
Music and Audiovisual sales	4.89	5.98	(18.2)
Other revenues[2]	26.69	26.63	-
Total Operating Revenues	**375.60**	**332.94**	**12.8**

[1] Represents 40% of Dédalo revenues. The company Dédalo is the output of a merger between Prisaprint and Polestar Spain and the equity holding of Ibersuizas(20%).

[2] Includes: e-comerce revenues, Internet services, music, assets disposals and other products.

By business line, advertising represents 35% of total revenues, Books and rights sales represent 30% and newspapers accounted for 14%. It is worth highlighting the Books and rights increase due to the health of the Latam economies and the increasing demand for education in all those countries.


35%
30%
14%
10%
11%
34%
26%
16%
10%
14%
January-March 2006
January-March 2005
Advertising
Education
Circulation
Add-ons
Others

The geographic revenues break-down has been the following:


January- March 2006
33%
67%
Spain
International


January-March 2005
28%
72%
Spain
International

In the first quarter of 2006, out of total revenues, 33% came from the international activity compared to 28% in the same period in 2005.

Out of total International revenues, 83% came from Santillana, 15% came from International Media (Radio and Press) and 2% came from Dédalo sales out of Spain.

Advertising Revenues

Total Group's advertising revenues (€129.89 million) increased by 15.7% including revenues coming from Antena 3 radio global consolidation. Discounting this effect, total advertising revenues would have grown by 11.5%, well above the average of the market.

Books and Rights sales

In the first quarter of 2006, Books and Rights sales increased by 29.3% (€113.56 million in 1Q 2006 compared to €87.80 million in 1Q 2005).

In the first quarter of the year, the educational campaigns are held in the south countries, which had an outstanding performance highlighting among others Brazil (+42.0%), Argentina (+44.8%) and Chile (+47.3%).

The geographic breakdown was as follows:


Colombia 6%
Brazil 37%
Spain and Portugal 13%
Other Latam countries 21%
Peru 7%
Argentina 7%
Chile 9%

Newspapers and Magazine Sales

In the first quarter of 2006, Circulation revenues (€51.94 million) declined by 1.6%, in a difficult environment with newspapers circulation declining in most of the industrialized countries. In this context, there is to highlight the performance of the sport newspaper As which increased its average daily circulation in 1Q 2006 by 1% reaching 204,322 average daily copies, and gained market share from its main competitor which continues decreasing.

In 1Q 2006, the average daily circulation in El Pais was 470,992 copies and the weekend edition reached 817,790 copies.

Average daily circulation performance

	JANUARY-MARCH 2006	JANUARY-MARCH 2005	Var %
El País	**470,992**	**494,150**	**(4.7)**
AS	**204,322**	**202,214**	**1.0**
Cinco Días	**31,956**	**31,846**	**0.4**

➢ **Revenues from Add-ons**

In the first quarter of 2006, add-ons revenues reached €35.69 million, (9.7% growth). The ebit contribution was €11.5 million compared to €10.5 million in the same period previous year (9.5% growth).

Add-ons in El Pais contributed €31.38 million compared to €29.55 million in the same period previous year. The ebit margin was 35.3% compared to 34.2% in the same period previous year. It is worth highlighting the add-on related to Mozart which registered an average sale of 115,719 copies.

Prisa Innova, the company created to coordinate and to manage all add-ons in the group, has reached several agreements to sell add-ons to third parties, such as Le Monde in France, Corriere de la Sera in Italy, and Diario de Noticias and Jornal de Noticias in Portugal, reaching in the first quarter of 2006 revenues of €1.1 million. The company will continue expanding its activities to other countries.

➢ **Printing Sales**

Revenues from printing activities reached €13.01 million in the first quarter of 2006, 13.1% below the same period previous year. During 2006, Dédalo has kept making progress in the organizational and operative integration that followed the merger between Prisaprint and Polestar, which is expected to be finished at the end of the year.

➢ **Audiovisual Sales**

In 1Q 2006, Audiovisual sales declined by 18.2%, mainly due to the decline in revenues coming from the audiovisual production for third parties (in 2005, revenues coming from Al filo de la Ley were included). The sale of audiovisual rights showed a strong performance with 8.4% growth.

➢ **Other revenues**

Other revenues include e-commerce, Internet, music and other revenues coming from the sale of assets. In the first quarter of 2006, other revenues have remained stable compared to the same period previous year.

OPERATING PROFIT (EBIT)

In 1Q 2006, total operating profit reached €55.11 million compared to €46.33 million in the same period previous year (+18.9%)

Ebit breakdown by business unit is shown below:

EBIT (€ million)


55.5
35.7
16.1
13.9
2.11
1.4
-0.4
-0.5
-3.7
-6.4
TOTAL
El País
Santillana
Radio
S.Press
GDM
Prisacom
Music
I.Media
Audiovisual

* Out of the €-6.4 million, €-5.6 million belongs to local tv and €-0.8 million belong to Plural.

In 1Q 2006, total group margins have improved: Ebit margin came up to 14.7% compared to 13.9% in the same period previous year and the EBITDA margin increased from 19.4% to 21.2%.

The evolution in the operating profit is mainly due to:

- The positive evolution of **margins in Radio**: the ebit margin in radio has increased more than eight points reaching 22.6% compared to 14.5% in the same period last year, due to the excellent performance of advertising and the global consolidation of Antena 3 radio figures. Excluding Antena 3 effect, margins would have improved more than two points.

- The performance of **the text books sales**: the strong growth in revenues in Education (+29.2%) led its operating profit to increase by 9.8%.

- Operating Profit in **Specialized and Regional press**. Operating profit reached €2.12 million compared to €1.11 million in January-March 2005. It is worth highlighting the performance of **As** which has increased its operating profit by 48.2% in this period.

- The operating improvement in **Prisacom** which has reached an operating loss of €0.36 million compared to €1.52 million in the same period previous year.

NET PROFIT

Net profit reached €30.78 million compared to €29.13 million in the same period 2005 (+5.6%).

Income from associates (€-5.37 million), includes the stakes in Sogecable, Media Capital and Iberbanda.

BALANCE SHEET

ASSETS	€ Million 31/03/2006	€ Million 31/12/2005
FIXED ASSETS	**2,346.21**	**1,295.23**
Intangible assets	112.80	91.72
Property, plant & equipment	332.37	324.29
Long term financial investments	1,071.26	78.70
Investment in associates	672.33	644.84
Investment property	12.19	12.31
Assets held for sale	0.69	2.45
Deferred tax assets	144.58	140.92
GOODWILL	**232.51**	**225.73**
CURRENT ASSETS	**658.77**	**626.20**
Inventories	104.66	104.27
Accounts receivable	502.88	493.55
Short term financial investments	5.53	5.13
Cash & cash equivalents	45.71	23.24
TOTAL ASSETS	***3,237.49***	***2,147.15***

LIABILITIES AND SHAREHOLDERS EQUITY	€ Million 31/03/2006	€ Million 31/12/2005
SHAREHOLDERS EQUITY	**914.18**	**865.25**
Issued capital	21.88	21.88
Reserves	830.44	671.66
Retained earnings	30.78	152.81
Minority interest	31.08	18.90
LONG TERM LIABILITIES	**564.64**	**540.14**
Long term financial debt	336.39	311.09
Other long term debt	163.21	161.17
Other long term liabilities	65.04	73.18
LIABILITIES FROM DISCONTINUED ACTIVITIES	**-**	**5.30**
CURRENT LIABILITIES	**1,758.67**	**736.46**
Short term financial debt	1,338.24	320.17
Trade accounts payable	206.62	211.43
Other short term liabilities	206.82	198.01
Accrual accounts	6.99	6.85
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	***3,237.49***	***2,147.15***

INVESTMENTS

In the first quarter of 2006, total investments amounted to €1,041.85 million. Investments breakdown by business unit is shown below:

JANUARY-MARCH 2006 INVESTMENTS	€ Million
Prisa	1,000.38
International media	22.28
Santillana (Education)	9.92
Radio	2.99
El País	2.41
Printing	0.91
Local TV (Localia)	0.88
TV production (Plural)/Cinema (Tesela)	0.77
Others	2.19
Total	**1,041.85**

The most important investments come from Prisa, which includes €999.52 million for the 20% stake in Sogecable after the tender offer finished successfully, and International Media which includes €19.66 million coming from the acquisition of the programming and commercial management rights of a radio station based in Tijuana (Mexico) which broadcasts in the area of Los Angeles and San Diego.

Investments breakdown by type of assets was the following:

JANUARY-MARCH 2006 INVESTMENTS	€ Million
Tangible fixed assets	9.34
Intangible assets	11.26
Financial investments	1,021.25
TOTAL INVESTMENTS	**1,041.85**

NET DEBT

Total net debt as of March 31, 2006 was €1,623.39 million compared to €602.90 million as of December.

NET DEBT 31/03/2006	€ Million
Financial debt	1,674.63
Long term	336.39
Short term	1,338.24
Cash and cash equivalents	(51.24)
Net debt	**1,623.39**

In 1Q 2006, total net debt increased by €1,020.50 million compared to December 2005, due to the acquisition of 20% stake in Sogecable. This acquisition has been financed through a bridge loan signed by the company in December 2005. The average interest rate of the bank debt in 1Q 2006 was 3.38%.

In this moment, the underwriting of the transaction that will substitute the actual debt has been signed with 11 banks. The maturity is expected to be 7 years. After the general syndication, the loan is expected to be signed next month of May.

CASH-FLOW

€ Million	31 / 03 / 2006	31/03/2005
EBIT	**55.11**	**46.33**
Depreciation & amortization	20.36	17.05
Change in working capital	(5.51)	(8.86)
Capex	(20.61)	(18.72)
Operating cash flow	**49.36**	**35.80**
Financial investments	(1,021.25)	(34.39)
Financial result	(7.46)	(2.15)
Dividends	(30.20)	(24.95)
Taxes	(8.22)	(12.89)
Other	(2.73)	(4.30)
NET DEBT CHANGE	**(1,020.50)**	**(42.89)**

The operating cash-flow during the first quarter of 2006 was €49.36 million compared to €35.80 million in the same period previous year. The higher operating profit and the better management of the working capital explain the good performance of the operating cashflow.

The increase in the Net debt change is due to the investment in Sogecable after acquiring the 20% once the tender offer finished successfully.

OTHER IMPORTANT OPERATIONS IN 1Q 2006

SOGECABLE

In November 2005, Prisa launched a tender offer over 20% of Sogecable, which sucessfully finished in March 2006. The price offered was €37 per share which was fully paid in cash. After this operation, Grupo Prisa reached 44.5% stake in the Audiovisual company.

After the tender offer was finished, Sogecable increased capital in order to acquire Warner stake (10%) and (Dalbergia stake (4.5%) in Canal Satelite Digital. The capital increase was fully subscribed by Warner and Dalbergia. Therefore, after this operation, as of March 31, 2006, Prisa stake in Sogecable reaches 43.43%.

Grupo Prisa will fully consolidate Sogecable figures from the first of April 2006.

Global consolidation of Sogecable figures will change the company significantly. Revenues coming from audiovisual will account for more than half of total revenues and with good prospects of growth for the future.

By line of activity, the **contribution of advertising to total revenues will decline slightly**, to remain stable at around 1/3 of total revenues. More than 50% will come from others: mainly subscriptions from pay-tv. Revenues from international activities will also decline, so after two years, Prisa might make an effort again in the international activity.

This operation has been fully financed through debt, taking into account that the group has enough financial capacity to face this situation normally.

OTHER SIGNIFICANT EVENTS

Clear Channel Agreement

As of January 26, 2006, Grupo Prisa announced that it had obtained the authorizations needed in order to acquire the programming and commercial rights of an AM radio which covers from North Baja California, México, to Los Angeles.

Antena 3 Radio

As of March, 29, Grupo Prisa announced that it had obtained the authorizations needed for the concentration of SER and Antena 3 radio.

Appendixes

Appendix I

OPERATING REVENUES € Million	JANUARY-MARCH 2006	 2005	 Chg. %
El País	**110.55**	**108.53**	**1.9**
Advertising Revenues	46.03	43.80	5.1
Circulation Revenues	33.40	35.47	(5.8)
Add-ons Revenues	30.57	28.70	6.5
Specialized Press	**34.53**	**31.99**	**8.0**
AS	17.44	15.67	11.4
Cinco Días	5.49	4.50	22.0
Others[3]	11.60	11.82	(1.9)
Radio	60.60	51.81	17.0
Music	2.69	3.99	(32.5)
Local TV	8.52	8.82	(3.4)
Plural	3.00	2.44	23.3
Internacional Media	17.86	11.68	52.9
Education and Training (Santillana)	116.72	90.32	29.2
Prisacom	5.98	4.45	34.4
Printing	18.03	18.78	(4.1)
GDM	5.52	5.10	8.3
Distribution	7.55	7.24	4.3
Consolidation adjustments and others	(15.95)	(12.21)	-
TOTAL REVENUES	**375.60**	**332.94**	**12.8**

OPERATING EXPENSES € Million	JANUARY-MARCH 2006	 2005	 Chg.%
El País	74.85	73.24	2.2
Specialized Press	**32.41**	**30.87**	**5.0**
AS	15.26	14.19	7.5
Cinco Días	5.26	4.55	15.6
Others	11.89	12.13	(2.0)
Radio	46.69	44.28	5.4
Music	3.16	4.70	(32.8)
Local Tv	14.15	13.04	8.5
Plural	3.81	3.20	19.3
Internacional Media	21.54	15.36	40.2
Education and Training (Santillana)	100.58	75.62	33.0
Prisacom	6.33	5.97	6.1
Printing	19.36	19.71	(1.8)
GDM	4.13	4.18	(1.1)
Distribution	7.19	6.73	6.8
Consolidation adjustments and others	(38.17)	(28.46)	-
TOTAL OPERATING EXPENSES	**296.03**	**268.44**	**10.3**

[3] Includes regional press and magazines

Appendix II

EBIT € Million	JANUARY-MARCH 2006	 2005	 Chg. %
El País	35.70	35.29	1.2
EBIT Margin	**32.3%**	**32.5%**	
Specialized press	2.12	1.12	90.0
EBIT Margin	**6.1%**	**3.5%**	
AS	2.18	1.47	48,2
EBIT Margin	**12.5%**	**9.4%**	
Cinco Días	0.23	-	-
EBIT Margin	4.3%	(1.1%)	
Others	(0.29)	(0.35)	-
EBIT Margin	(0.1%)	(1.1%)	
Radio	13.91	7.53	84.8
EBIT Margin	**23.0%**	**14.5%**	
Music	(0.47)	(0.72)	34.7
EBIT Margin	**(17.4%)**	**(17.9%)**	
Local Tv	(5.63)	(4.22)	(33.3)
EBIT Margin	**(66.1%)**	**(47.9%)**	
Plural	(0.81)	(0.76)	(6.5)
EBIT Margin	**(27.0%)**	**(31.2%)**	
Internacional Media	(3.67)	(3.69)	0.2
Margen EBIT	**(20.6%)**	**(31.5%)**	
Education and training (Santillana)	16.14	14.70	9.8
EBIT Margin	**13.83%**	**16.27%**	
Prisacom	(0.36)	(1.52)	76.6
EBIT Margin	**(6.0%)**	**(34.2%)**	
Printing	(1.33)	(0.91)	(46.5)
EBIT Margin	**(0.1%)**	-	
GDM	1.38	0.92	50.8
EBIT Margin	**25.1%**	**18.0%**	
Distribución	0.36	0.51	(28.7)
EBIT Margin	**0.1%**	**0.1%**	
Adjustments and Others	(2.23)	(1.92)	-
TOTAL EBIT	**55.11**	**46.33**	**18.9**
Margin	**14.7%**	**13.9%**	

Appendix III

EBITDA € Million	JANUARY-MARCH 2006	2005	Chg. %
El País	38.70	38.15	1.5
EBITDA Margin	**35.0%**	**35.1%**	
Specialized Press	2.60	1.59	63.2
EBITDA Margin	**7.5%**	**5.0%**	
AS	2.36	1.65	42.7
EBITDA Margin	13.5%	10.6%	
Cinco Días	0.36	0.07	-
EBITDA Margin	6.6%	1.5%	
Others	(0.12)	(0.13)	-
EBITDA Margin	(0.1%)	(0.0)	
Radio	15.68	8.69	80.5
EBITDA Margin	**25.9%**	**16.8%**	
Music	(0.30)	(0.50)	41.4
EBITDA Margin	**(11.0%)**	**(12.6%)**	
Local Tv	(4.96)	(3.54)	(40.3)
EBITDA Margin	**(58.3%)**	**(40.1%)**	
Plural	-	-	-
EBITDA Margin	**0.01%**	**(0.01%)**	
Internacional Media	(2.19)	(2.28)	3.9%
EBITDA Margin	**(12.2%)**	**(19.5%)**	
Education and Training (Santillana)	28.55	21.81	30.9
EBITDA Margin	**24.5%**	**24.1%**	
Prisacom	0.13	(0.96)	113.7
EBITDA Margin	**2,2%**	**(21.5%)**	
Printing	0.27	0.96	(72.0)
EBITDA Margin	**0.01%**	**0.1%**	
GDM	1.50	1.01	48.2
EBITDA Margin	**27.1%**	**19.8%**	
Distribution	0.40	0.53	(24.6)
EBITDA Margin	**0.1%**	**0.1%**	
Adjustments and Others	(0.71)	(0.97)	-
TOTAL EBITDA	**79.57**	**64.49**	**23.4**
Margin	**21.2%**	**19.4%**	

For further information:

Grupo Prisa
Institucional Investor Relations Department
Gran Vía 32, 6ª Floor
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

PRESS RELEASE

April 25, 2006

Grupo PRISA
Long-term Syndicated Financing in the Amount of 1,600,000,000 Euros

Promotora de Informaciones, S.A. ("Prisa," or the "Company) has mandated Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), Banco Español de Crédito, S.A. ("Banesto"), Caja de Ahorros y Monted de Piedad de Madrid ("Caja Madrid"), Citigroup Global Markets Limited ("Citigroup"), HSBC Bank plc ("HSBC"), Banco Santander Central Hispano, S.A. ("SCH"), BNP Paribas, S.A., Sucursal en España ("BNPP"), Caja de Ahorros y Pensiones de Barcelona ("La Caixa"), Calyon, Sucursal en España ("Calyon"), Natexis Banques Populaires, Sucursal en España ("Natexis") and The Royal Bank of Scotland plc ("RBS") (jointly "the Directors" or "Mandated Lead Managers") to arrange long-term syndicated financing in the amount of 1,600 million Euros, divided into two tranches: a loan and a line of revolving credit (the "Financing"). The financing, totally insured by the directors, will be used to refinance the debt of the Company and its subsidiaries, with the exception of Sogecable, S.A., and to finance working capital and other corporative needs of the Prisa group.

Financing

Tranch	Type	Amount	Maturity
A	Loan	1,300 million Euros	7 years
B	Credit facility	300 million Euros	7 years

The initial yield for both tranches is 80 basis points until December 31, 2006, after which yield will be determined by the company's net debt/EBITDA ratio. The commitment fee on the line of credit for Tranch B is 35% of the applicable margin.

The loan was launched on the banking market on April 24, 2006 and will close May 9, 2006.

Banesto, BBVA, Caja Madrid, Citigroup and HSBC have been designated as bookrunners, and HSBC as the bank agent.

Grupo Prisa

Grupo Prisa is Spain's primary communications, education, culture and entertainment group, and one of the leaders in multimedia among Spanish-speaking countries.

Prisa reaches over 16 million people in Spain through the press (with over 3.2 million readers); radio (over 11 million listeners); and television (with over 1.95 million pay TV subscribers). In addition, Prisa reaches 95% of Spanish homes through its open broadcast television station "Cuatro".

Prisa is likewise present in 22 countries in Europe and America, including Portugal, Brazil, Mexico, Argentina, Colombia, Chile, the United States (principally in areas with large Hispanic populations) and other Latin American countries.

ITEM 5

Madrid, May 19, 2006

Announcement of Relevant Information

Promotora de Informaciones, S.A (PRISA) announces that today it signed a syndicated financing contract for a maximum of 1,600 million Euro (the "Financing") with a group of 40 financial entities.

The Financing, divided into two tranches, a loan and a line of revolving credit, will fall due in 2013.

The Financing is intended to refinance the debt of Prisa and its subsidiaries (with the exception of Sogecable, S.A.), and to finance working capital and other corporate needs of the Prisa Group.

Participating Mandated Lead Arrangers include: Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), Banco Español de Crédito, S.A. ("Banesto"), Banco Santander Central Hispano, S.A. ("SCH"), BNP Paribas, S.A. Sucursal en España ("BNPP"), Caja de Ahorros y Pensiones de Barcelona ("La Caixa"), Caja de Ahorros y Monte de Piedad de Madrid ("Caja Madrid"), Calyon, Sucursal en España ("Calyon"), Citigroup Global Markets Limited ("Citigroup"), HSBC Bank plc ("HSBC"), Natexis Banques Populaires, Sucursal en España ("Natexis") and The Royal Bank of Scotland plc ("RBS").

ITEM 6

Madrid, April 28, 2006

Announcement of Relevant Information

Promotora de Informaciones, S.A (PRISA) announces that, within the framework of the future restructuring of the bank debt of Dédalo Grupo Gráfico, SL (Dédalo), which is 40%-owned by its subsidiary Prisaprint, SL, an agreement has been reached with the remaining Dédalo shareholders to partially amend their joint company agreement of October 24, 2003.

By virtue of the foregoing, the Board of Directors' rules for adopting resolutions were partially amended, and the call options provided for in the joint company agreement were eliminated (Announcement of Relevant Information No. 45167), being replaced by a put option in Polestar (owner of 40% of the share capital) that may be exercised vis-à-vis Prisaprint, which will likewise hold a subsidiary call option in that share.

PRISA will likewise grant Dédalo subordinated debt in the amount of 15,000,000€, which may be capitalized in October, 2006. The remaining Dédalo shareholders may join this refinancing project at any time prior to the date of capitalization.

Madrid, June 14, 2006

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES, S.A. (PRISA) announces that today it sold 20% of the capital of GRUPO LATINO DE RADIO, S.L. (GLR) to GRUPO GODÓ DE COMUNICACIÓN, S.A. (Grupo Godó) for thirty-five million euros (35,000,000 €).

Immediately thereafter, in a capital increase both PRISA and Grupo Godó contributed 100% of the interests in GLR to SOCIEDAD DE SERVICIOS RADIOFÓNICOS UNIÓN RADIO, S.L. (Unión Radio), which is owned by PRISA (80%) and Grupo Godó (20%).

With this operation Unión Radio has become the lead company for all of PRISA's radio broadcasting activities, both in Spain and abroad.